THE SPAIN FUND, INC
Question 77C

The Annual Meeting of the Stockholders of The Spain Fund, Inc. (the “Fund”) was held on November 9, 2009, adjourned to December 8, 2009 and adjourned to January 19, 2010.

A description of the proposals and number of shares voted at the Meeting are as follows:

		Director	Voted for	Authority Withheld

1.	To elect Class Two Directors: (terms expire in 2012)	William H. Foulk, Jr. Antonio Eraso	5,796,800 5,808,468	2,012,542 2,000,874
		Robert M. Keith	5,803,872	2,005,470

		Shares Voted For	Shares Voted Against	Shares Abstained